 Exhibit 99.1

Pembina Pipeline Corporation Announces Conversion Results for Series 15 Preferred Shares

CALGARY, AB, Sept. 19, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) announced today that none of Pembina's Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 ("Series 15 Shares") (TSX: PPL.PR.O) will be converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 16 of Pembina ("Series 16 Shares") on October 3, 2022.

After taking into account all the conversion notices received from holders of its outstanding Series 15 Shares by the September 19, 2022, deadline for the conversion of the Series 15 Shares into Series 16 Shares, less than the 1,000,000 Series 15 Shares required to give effect to conversions into Series 16 Shares were tendered for conversion.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:27e 19-SEP-22